Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Turquoise Hill Resources Ltd. (Turquoise Hill or the Company)

Suite 354 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4

Canada

2.	Date of Material Change

January 13, 2014.

3.	News Release

On January 13, 2014, the Company issued a press release indicating the material change, which was disseminated through the facilities of the Marketwired newswire service. A copy of the press release was filed on SEDAR.

4.	Summary of Material Change

On January 13, 2014, the Company announced the closing of its rights offering (the Rights Offering), which expired on January 7, 2014, and confirmed that the Rights Offering generated approximately US$2.4 billion in gross proceeds.

5.1	Full Description of Material Change

On January 13, 2014, the Company announced the closing of the Rights Offering, which expired on January 7, 2014, and confirmed that the Rights Offering generated approximately US$2.4 billion in gross proceeds. The Company announced that it was using the net proceeds from the Rights Offering to repay all outstanding amounts under its US$1.8 billion interim funding facility and its secured US$600 million bridge facility with Rio Tinto International Holdings Limited (Rio Tinto) and Rio Tinto South East Asia Limited, and any remaining proceeds would be used for the continued funding of the Company’s Oyu Tolgoi copper and gold project, working capital, general administrative expenses and other corporate expenses.

Upon the closing of the Rights Offering, Turquoise Hill issued a total of 1,006,116,602 new common shares, representing 100% of the maximum number of common shares available under the Rights Offering.

Approximately 99.3% of the common shares were issued in the basic subscription of the Rights Offering with the balance having been issued in the additional subscription. Rio Tinto exercised all of its rights under the basic subscription and did not participate in the additional subscription of the Rights Offering, which was available to all shareholders who fully participated in the basic subscription. Because the Rights Offering was over-subscribed, Rio Tinto was not required to purchase any shares under its standby commitment. As a result of the Rights Offering, Rio Tinto’s stake in Turquoise Hill remained unchanged at 50.8% of the outstanding common shares.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The name and business number of the officer of the Company through whom an executive officer who is knowledgeable of the material change and this report may be contacted is:

Allison Snetsinger

Assistant Corporate Secretary

Suite 354 – 200 Granville Street

Vancouver, British Columbia

V6C 1S4

Telephone: (604) 331-9876

9.	Date of Report

January 17, 2014.